Exhibit (e)(5)

EXECUTION COPY

NONCOMPETITION AGREEMENT

THIS NONCOMPETITION AGREEMENT (this “Agreement”), is made and entered into this 11th day of July 2011, by and between John Heyman, an individual resident of the State of Georgia (“Shareholder”), Radiant Systems, Inc., a Georgia corporation, (“Company”), and NCR Corporation, a Maryland corporation (“Buyer”).

W I T N E S S E T H:

WHEREAS, Shareholder is a current shareholder and the Chief Executive Officer of Company, and pursuant to and subject to the terms of that certain Agreement and Plan of Merger, dated as of the date hereof, among Company, Ranger Acquisition Corporation, a Georgia corporation, (the “Merger Sub”) and Buyer (the “Merger Agreement”) and that certain Tender and Voting Agreement, dated as of the date hereof, among Buyer, Merger Sub and certain shareholders of the Company, including but not limited to Shareholder (the “Voting Agreement”), Shareholder will tender and sell all of the Subject Shares (as defined in the Voting Agreement) held by Shareholder to Buyer, and Buyer shall purchase such Subject Shares and all of the Company Options, Common Stock Units and Company Restricted Shares held by Shareholder shall be deemed fully vested and Shareholder shall receive consideration therefor; and

WHEREAS, the execution and delivery of this Agreement is an inducement to and condition precedent to Buyer’s and Merger Sub’s entering into the Merger Agreement, the Voting Agreement and the transactions contemplated thereby.

NOW, THEREFORE, in consideration of the premises and mutual promises contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1. Noncompetition.

1.1 Definitions. Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings as set forth in the Merger Agreement. The following terms, as used herein, have the meanings set forth below:

(a) “Competitive Offerings” means any (i) point of sale and self-service kiosk hardware and associated peripheral devices including but not limited to customer displays, tablets, handhelds, specialty devices, printers and scanners; (ii) point of sale software, self-service kiosk software and software sold in conjunction with point of sale and self-service kiosks and sold primarily in Company’s current end markets, including but not limited to site, host-based and SaaS offerings; and (iii) field services, back-office services, technical services, consulting services and SaaS services related to items (i) and (ii), above.

(b) “Confidential Information” means any data or information of Company or its Subsidiaries, other than Trade Secrets, which is confidential, proprietary, secret and/or valuable with respect to the Company and its Subsidiaries (including confidential information of third parties which has been provided to the Company, its Subsidiaries and/or to Shareholder in conjunction with his services as an officer, director or employee of the Company and any such Person is obligated to treat as confidential) including, without limitation, general business information, industry information, analyses, and other information of a proprietary nature that relates to Company or any of its Subsidiaries or was developed or compiled by Company or any of its Subsidiaries. Notwithstanding anything to the contrary herein “Confidential Information” shall not include any information that (1) has become generally known to the public through no wrongful act of Shareholder; (2) has been rightfully received by Shareholder from a third party without restriction on disclosure and without breach of an obligation of confidentiality running directly or indirectly to Company or any of its Subsidiaries; (3) has been approved for release to the general public by a written authorization of Company; or (4) has been independently developed by Shareholder without use, directly or indirectly, of any Confidential Information or Trade Secrets.

(c) “Material Contact” means contact between Shareholder and each customer, client or potential customer or client (i) with whom or which Shareholder dealt on behalf of the Company or any of its Subsidiaries, (ii) with respect to whom or which Shareholder facilitated sales or other business transactions on behalf of the Company or any of its Subsidiaries, or (iii) whose dealings with the Company or its Subsidiaries were coordinated or supervised by Shareholder.

(d) “Restricted Competitor” means any of the companies listed on Exhibit A hereto, which is incorporated herein by this reference, each of whom Shareholder acknowledges is a direct competitor of the Company.

(e) “Restricted Period” means the period beginning on the Effective Date and ending on the second anniversary of the Effective Date;

(f) “Restricted Territory” means that geographic area comprised of the states and countries listed on Exhibit B hereto, which is incorporated herein by this reference, and any other country in which the Company or its Subsidiaries has conducted business in the two years prior to the Effective Date;

(g) “Trade Secrets” means information of Company or its Subsidiaries, without regard to form, including, but not limited to, technical or nontechnical data, a formula, an algorithm, a computer code, a pattern, a compilation, a program, a device, a method, a technique, a drawing, a process, financial data, financial plans, product plans, or a list of actual or potential customers or suppliers which is not commonly known by or available to the public and which information: (i) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and (ii) that is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

1.2 Trade Secrets and Confidential Information.

(a) Trade Secrets. Shareholder hereby agrees that Shareholder will protect and maintain the confidentiality of, not disclose or publish to any third party, copy or make use of any Trade Secrets for so long as the pertinent information remains trade secret information under Georgia law (and, in any event, no less than the Restricted Period), regardless of whether the Trade Secrets are in written or tangible form, without the prior written consent of Buyer. Nothing in this Agreement shall diminish (i) the rights of Company regarding the protection of trade secrets and other intellectual property pursuant to applicable Law, or (ii) Shareholder’s independent and pre-existing obligations at law with respect to trade secrets, his duty of loyalty, and his fiduciary duties.

(b) Confidential Information. Shareholder acknowledges that all Confidential Information is the valuable, unique, and special asset of the Company and its Subsidiaries and that the Company and its Subsidiaries own the sole and exclusive right, title, and interest in and to this Confidential Information. Shareholder hereby agrees that, during the Restricted Period, Shareholder will protect and maintain the confidentiality of, not disclose or publish to any third party, copy or make use of any Confidential Information, without the prior written consent of Company.

1.3 Noncompetition.

(a) Acknowledgment. Shareholder acknowledges that Buyer would not consummate the transactions contemplated by the Merger Agreement, the Voting Agreement and the transaction documents contemplated thereby without the assurance that Shareholder will not engage in the transactions and activities prohibited by this Section 1.3 as and for the periods set forth herein. In order to induce Buyer to consummate the transactions contemplated by the Merger Agreement and the Voting Agreement, including but not limited to the purchase by Merger Sub of the Shareholder’s Subject Shares, Shareholder agrees to the restrictions set forth in this Section 1.3.

(b) Noncompetition Covenant. Shareholder agrees that, during the Restricted Period, Shareholder shall not, in the Restricted Territory, directly or indirectly (i) engage in the development or sale of Competitive Offerings on his own behalf; (ii) engage in or perform any service for any Person (other than Company or any of its Subsidiaries), in the Restricted Territory, that develops or sells any Competitive Offerings in a capacity, in which Shareholder performs any duties and responsibilities that are the same as or similar to any of the duties performed by Shareholder while employed by the Company; or (iii) engage in or perform any service for any Restricted Competitor in a capacity in which Shareholder performs any duties and responsibilities that are the same as or similar to any of the duties performed by Shareholder while employed by the Company.

(c) Nonsolicitation of Business Relationships. During the Restricted Period, Shareholder agrees not to solicit, directly, by assisting others, or by any indirect means, any business from any of the Company’s or its Subsidiaries’ customers or clients, including prospective customers or clients, with whom Shareholder has had Material Contact at any time in the two years preceding the Effective Date, for the purpose of providing Competitive Offerings.

(d) Nonsolicitation of Employees. Shareholder hereby agrees that Shareholder will not, during the Restricted Period, directly or indirectly, solicit, recruit or hire (or attempt to solicit, recruit or hire) or otherwise assist any Person in soliciting, recruiting or hiring any employee of Company or its Subsidiaries or any natural person that is an employee of the Company or its Subsidiaries as of or subsequent to the Effective Date without the prior written consent of Buyer; provided however, that nothing in this Section 1.3(d) shall (i) prohibit the soliciting, recruiting or hiring of any natural person who applied for employment solely in response to any public medium advertising, provided Shareholder otherwise abides by the restrictions in this Section 1.3(d), or (ii) prohibit the hiring of any natural person whose employment with Company or any of its Subsidiaries terminated at least six months prior to the date of such solicitation or recruitment for a bona fide reason not designed or intended to circumvent the provisions of this Section 1.3(d), so long as such natural person was not solicited or recruited by Shareholder prior to the expiration of such six month period.

1.4 Severability. The parties agree that the provisions contained herein are reasonable and are not known or believed to be in violation of any federal, state, or local law, rule, or regulation. It is the reasonable intent and expectation of the parties that these protective covenants shall be enforced in accordance with their terms. However, if a judicial determination is made that any of the provisions of this Agreement constitutes an unreasonable or otherwise unenforceable restriction against Shareholder, or is otherwise unenforceable, including without limitation, any portion or portions of the Restricted Territory, Competitive Offerings, any prohibited business activity or any time period, the parties agree that the court shall modify the provision(s) (or subpart(s) thereof) to make the provision(s) (or subpart(s) thereof) valid and enforceable to the fullest extent permitted by applicable laws, and to apply the provisions of this Agreement to the modified portion or portions of any such provision. Any illegal or unenforceable provision (or subpart thereof), or any modification by any court, shall not affect the remainder of this Agreement, which shall continue at all times to be valid and enforceable in accordance with its terms. Moreover, notwithstanding whether any provision of this Agreement is determined not to be specifically enforceable, Company and Buyer shall in all instances be entitled to seek and recover monetary damages as a result of the breach of such provision by Shareholder.

1.5 Injunctive Relief. Shareholder hereby agrees that any remedy at law for any breach or threatened breach of the provisions contained this Agreement shall be inadequate and that Company and Buyer shall be entitled to seek injunctive relief and specific performance. Shareholder agrees that if any court of competent jurisdiction should enjoin any breach or threatened breach of this Agreement upon the request of Company or Buyer, Shareholder specifically releases Company and Buyer from the requirement of, and waives any right to, the posting of a bond in connection with temporary or interlocutory injunctive relief, to the extent permitted by law.

1.6 Relief for Damages; Indemnification. In addition to any injunctive relief and specific performance that may be available to the Company and Buyer under Section 1.5, the Company and the Buyer shall be entitled to seek any and all losses, damages, judgments, costs and expenses (including, but not limited to, reasonable legal fees and expenses) resulting from or caused by any breach or default in performance by Shareholder of any covenant or agreement of Shareholder contained in this Agreement (hereafter, “Damages”). The Company and Buyer’s sole available remedies in the event of any breach or default in performance by Shareholder of any covenant or agreement of Shareholder contained in this Agreement are injunctive relief and specific performance pursuant to Section 1.5 and/or Damages pursuant to this Section 1.6. Shareholder hereby agrees to indemnify and hold harmless, to the fullest extent permitted by law, Company and Buyer from, against and in respect of any and all Damages.

Section 2. Payment to Shareholder. Shareholder acknowledges that this Agreement is entered into in connection with and as an inducement for the Buyer and Merger Sub to enter into the Merger Agreement and the Voting Agreement, pursuant to which Merger Sub will purchase the Subject Shares from Shareholder. As specific further consideration for the covenants contained herein, Buyer has agreed (a) to include in the Merger Agreement that Shareholder will receive the “Award Balance” as defined in and provided pursuant to the second sentence of Section 4.5(c) of the Merger Agreement, and that such Award Balance shall be paid notwithstanding any separation of service requirement for such payment, (b) that Shareholder will receive 100% of the target cash bonus for 2011 as defined in and provided pursuant to the third sentence of Section 6.12(a) of the Merger Agreement, and (c) that the Company shall pay to Shareholder an amount equal to one month of Shareholder’s base salary as in effect on the date hereof (all subject to normal withholdings and deductions). Buyer further agrees that Shareholder shall be a third party beneficiary with respect to the provisions set forth in Section 6.12(d) of the Merger Agreement.

Section 3. Representations and Warranties of Shareholder. Shareholder hereby represents and warrants to Company and Buyer that: (a) Shareholder has the right, power and capacity to execute, deliver and perform this Agreement, (b) this Agreement has been duly executed and delivered by Shareholder and constitutes a legal, valid and binding obligation of Shareholder enforceable against Shareholder in accordance with its terms, and (c) the execution, delivery and performance by Shareholder of Shareholder’s obligations under this Agreement will not, with or without the giving of notice or the lapse of time, or both, (i) violate any provision of any federal, state or local or any foreign statute, law, rule, regulation, ordinance, code, order, judgment, decree or any other requirement or rule of law applicable to Shareholder, or (ii) violate, conflict with, or result in a breach or default under, or cause the termination of, any term or condition of any court order, agreement, document or other instrument to which Shareholder or Company is a party or by which Shareholder or Company is bound.

Section 4. Miscellaneous.

4.1 Binding Effect. This Agreement shall be binding upon, and inure to the benefit of Company and Buyer and their respective successors and assigns, and Shareholder and his heirs, representatives, and assigns; provided, however, that Shareholder shall not be entitled to assign or delegate any of his rights or obligations hereunder without the prior written consent of Buyer, which may be granted or withheld in Buyer’s sole and absolute discretion, for any reason or no reason.

4.2 Governing Law. This Agreement, and the relations created by it and any claims related to the subject matter hereof shall be governed by and construed in accordance with the domestic substantive laws of the State of Georgia, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

4.3 Headings. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

4.4 Notices. Any notice or communication required or permitted hereunder (each a “Notice”) shall be in writing, shall be effective when received and shall in any event be deemed to have been received (a) when delivered, if delivered personally or by commercial delivery, (b) three (3) business days after deposit with U.S. Mail, if mailed by registered or certified mail (return receipt requested), (c) one (1) business day after the business day of deposit with Federal Express, UPS or a similar overnight courier for next day delivery (or two (2) business days after such deposit if deposited for second business day delivery), if delivered by such means, or (d) one (1) business day after delivery by facsimile transmission with copy by U.S. Mail, if sent via facsimile plus mail copy (with acknowledgement of complete transmission), to the parties at the following addresses (or at such other address for a party as shall be specified by like Notice):

if to Buyer:

NCR Corporation

General Counsel/Notices, 2nd Floor

3097 Satellite Boulevard

Duluth, Georgia 30096

Fax: 866-680-1059

with a copy to:

Womble Carlyle Sandridge & Rice PLLC

271 17th Street, N.W., Suite 2400

Atlanta, Georgia 30363

Attention: Sharon McBrayer Johnson

Fax: (404) 870-4825

if to Company:

Radiant Systems, Inc.

Attention: General Counsel

3925 Brookside Parkway

Alpharetta, Georgia 30022

Fax: (770) 754-7790

with a copy to Buyer if after the Effective Date

if to Shareholder:

John Heyman

1275 Lanier Place

Atlanta, GA 30306

with a copy to:

McKenna, Long & Aldridge, LLP

303 Peachtree Street, NE

Suite 5300

Atlanta, GA 30308-3265

Attention Jeffrey K. Haidet

Fax: (404) 527-4198

Each of the parties hereto shall be entitled to specify a different address by delivering notice as aforesaid to each of the other parties hereto.

4.5 Entire Agreement. This Agreement is intended by the parties hereto to be the final expression of their agreement with respect to the subject matter hereof and is the complete and exclusive statement of the terms thereof, notwithstanding any representations, statements or agreements to the contrary heretofore made. Specifically, this Agreement supersedes the terms and obligations of Shareholder pursuant to that certain Confidentiality and Non-Solicitation Agreement entered into between Shareholder and Company. This Agreement may be modified only by a written instrument signed by each of the parties hereto.

4.6 Consent to Jurisdiction, Etc. Each of the parties irrevocably submits to the exclusive jurisdiction of the United States District Court for the Northern District of Georgia, (and if jurisdiction in such court shall be unavailable, the Business Courts of the Superior Court of Fulton County, Georgia) for the purposes of any suit, action or other proceeding arising out of this Agreement or relating to the subject matter hereof. Each of the parties agrees that any action, suit or proceeding relating hereto shall be brought, tried and determined only in the United States District Court for the Northern District of Georgia, (and if jurisdiction in such court shall be unavailable, the Business Courts of the Superior Court of Fulton County, Georgia). Each of the parties irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the subject matter hereof in the United States District Court for the Northern District of Georgia, (and if jurisdiction in such court shall be unavailable, the Business Courts of the Superior Court of Fulton County, Georgia), and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of the parties irrevocably and unconditionally waives any right to a trial by jury, and expressly consents that all matters shall be tried to and decided by a judge of the court in which the action, suit or proceeding is filed.

4.7 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument.

4.8 Effective Date. This Agreement shall take effect on the date of the Offer Closing (the “Effective Date”). The parties agree that this Agreement shall not take effect and no party shall have any obligation under this Agreement if for any reason the Merger Agreement is terminated prior to the Offer Closing.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Buyer:
NCR Corporation

By:	/s/ Andrea L. Ledford
Name:	Andrea L. Ledford
Title:	Senior Vice President, Human Resources

Company:
Radiant Systems, Inc.

By:	/s/ Mark E. Haidet
Name:	Mark E. Haidet
Title:	Chief Financial Officer

Shareholder:

/s/ John Heyman
John Heyman

[Signature Page to Noncompetition Agreement]

EXHIBIT A

Restricted Competitors

Casio America Inc.

Dell Inc.

VeriFone Systems, Inc.

Retalix Ltd.

Micros Systems Inc.

PAR Technology Corporation

Panasonic Corporation

The Pinnacle Corporation

Retail Pro International, LLC

International Business Machines Corporation

EXHIBIT B

Restricted Territory

The following states of the United States of America:

Alabama

Alaska

Arizona

Arkansas

California

Colorado

Connecticut

Delaware

Florida

Georgia

Hawaii

Idaho

Illinois

Indiana

Iowa

Kansas

Kentucky

Louisiana

Maine

Maryland

Massachusetts

Michigan

Minnesota

Mississippi

Missouri

Montana

Nebraska

Nevada

New Hampshire

New Jersey

New Mexico

New York

North Carolina

North Dakota

Ohio

Oklahoma

Oregon

Pennsylvania

Rhode Island

South Carolina

South Dakota

Tennessee

Texas

Utah

Vermont

Virginia

Washington

West Virginia

Wisconsin

Wyoming

The following countries:

Belize

El Salvador

Honduras

Panama

Costa Rica

Guatemala

Nicaragua

Mexico

Canada